                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8) *

                            NEXELL THERAPEUTICS INC.
                 (Formerly Known as VIMRx Pharmaceuticals Inc.)
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                                (Name of Issuer)

                    COMMON SHARES, $0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    65332H104
                       (Previous CUSIP Number: 927186106)
                   ------------------------------------------
                                 (CUSIP Number)

                                 Jan Stern Reed
                            BAXTER INTERNATIONAL INC.
                               One Baxter Parkway
                            Deerfield, Illinois 60015
                                  847.948.2212

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


             October 23, 2002, October 31, 2002 and November 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format should include a signed original and five (5) copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)

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     1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons (entities only)

          BAXTER INTERNATIONAL INC., I.R.S. Identification Number: 36-0781620 BAXTER HEALTHCARE CORPORATION, I.R.S. Identification Number:
          36-2604143
          BIOSCIENCE 2002 LLC, I.R.S. Identification Number: 36-2604143
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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

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     3)   SEC Use Only

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     4)   Source of Funds (See Instructions)
          WC

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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                        [_]

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     6)   Citizenship or Place of Organization
          DELAWARE

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                        (7)      Sole Voting Power

                                 -0-

                         -------------------------------------------------------
Number of Shares
Beneficially Owned      (8)      Shared Voting Power
by Each Reporting                18,177,631
Person With
                         -------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 -0-

                         -------------------------------------------------------

                       (10)      Shared Dispositive Power

                                 18,177,631

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     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
          713,211,232 (Includes the right to acquire 1,300,000 shares of Common Stock pursuant to the Warrant (as defined herein), the right to acquire 7,609,545 shares of Common Stock pursuant to the shares of Series A Preferred Stock described herein, the right to acquire 685,315,369 shares of Common Stock pursuant to the Series B Preferred Stock described herein and the right to acquire 808,686 shares of Common Stock pursuant to the Class B Warrant described herein)

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     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                        [_]

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     (13) Percent of Class Represented by Amount in Row (11)
          97.1% (Assumes the exercise of the Warrant, the conversion of the shares of Series A Preferred Stock, the conversion of the Series B Preferred Stock and the exercise of the Class B Warrant, none of which have occurred)

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     (14) Type of Reporting Person (See Instructions)
          CO

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                               Page 2 of 10 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)

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This Amendment No. 8 amends and restates the Schedule 13D and relates to the holdings of BioScience 2002 LLC, a Delaware limited liability company and a wholly-owned subsidiary of BHC and Parent ("Owner"), of 18,177,631 shares (the "Shares") of common stock, $0.001 par value per share ("Common Stock"), of Nexell Therapeutics Inc. (formerly known as VIMRx Pharmaceuticals Inc.) (the "Company" or "Issuer"); a Warrant to purchase 1,300,000 shares of Common Stock; 83,705 shares of Series A Preferred Stock presently convertible into 7,609,546 shares of Common Stock; 61,679 shares of Series B Preferred Stock presently convertible into 685,315,369 shares of Common Stock; a Class A Warrant to purchase up to 1,500,000 shares of Common Stock; and a Class B Warrant to purchase 808,686 shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the Common Stock of the Company. The address of the principal executive offices of the Company is:

                                    9 Parker
                          Irvine, California 92618-1605

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by Owner, Baxter Healthcare Corporation, a Delaware corporation and the owner of 100% of the membership interests of Owner ("BHC") and Baxter International Inc., a Delaware corporation and the owner of 100% of the capital stock of BHC ("Parent"). The principal executive offices of Owner, BHC and Parent are:

                               One Baxter Parkway
                            Deerfield, Illinois 60015
                             Telephone: 847.948.2000

Parent, BHC and Owner, through its subsidiaries, are engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field.

Neither Parent, BHC nor Owner, nor, to the best of the knowledge of Parent, BHC and Owner, any director or executive officer of Parent, BHC or Owner, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As described in Item 4 below, in consideration of the BHC's tender of common stock, warrants and debentures of Issuer's subsidiary to the Issuer, BHC received from Issuer 750,000 shares of

                               Page 3 of 10 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)

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Common Stock, a warrant to purchase 1,300,000 shares of Common Stock, and certain debentures of the Issuer.

As described in Item 4 below, BHC received 63,000 shares of Series B Preferred Stock of The Issuer from four institutional investors and their affiliates in exchange for $72,658,868.57, which funds were obtained from internally generated funds.

As described in Item 4 below, upon conversion of 1,321 shares of Series B Preferred Stock of the Issuer, BHC received 14,677,631 shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

Prior to June 30, 1999, the Company owned 80.5% of Nexell of California, Inc. (formerly known as Nexell Therapeutics Inc.) ("Sub"), the Company's principal business unit, which it acquired through the acquisition of certain assets from BHC in December 1997 in exchange for (1) 2,500,000 shares of Common Stock, (2) 66,304 shares of Series A Convertible Preferred Stock of the Company with a liquidation value of $1,000 per share ("Series A Preferred Stock"), (3) 19.5 % of Sub's outstanding common stock, (4) a warrant to purchase an additional 6% of Sub's common stock for $6,000,000, and (5) the right of BHC to receive payments from Sub upon the occurrence of certain milestone events, which could aggregate $21,000,000 if all the milestones were achieved. In addition, for $30,000,000 paid to Sub, BHC received $30,000,000 principal amount of Sub's 6 1/2% convertible subordinated debentures convertible into Sub's common stock upon a public offering of common stock by Sub.

The acquisition by the Company of BHC's interests in Sub, other than its right to milestone payments, was effected through an exchange of BHC's interests in Sub for an equivalent value of interests directly in the Company (the "Acquisition"). The Company and BHC agreed to exchange BHC's interests in Sub (common stock, warrant and convertible subordinated debentures, but excluding its right to milestone payments) for:

..    750,000 shares of Common Stock;

..    an adjustment of the conversion price of the shares of Series A Preferred
     Stock owned by BHC to $11.00 per share;

..    a warrant to purchase 1,300,000 shares of Common Stock at a price of $4.60 per share (the "Warrant"); and

..    $32,884,537.50 principal amount of 6 1/2% Convertible Subordinated
     Debentures convertible, commencing November 30, 2002, into Common Stock at a conversion price equal to 95% of the average of the closing prices of the Common Stock on the Nasdaq National Market for the 30 consecutive trading days preceding the date of conversion.

On May 28, 1999, December 17, 1999, December 17, 2000 and December 17, 2001, pursuant to the terms of the Series A Preferred Stock owned by BHC, the Company, respectively, issued 3,978, 4,216, 4,469 and 4,738 additional shares of Series A Preferred Stock to BHC as a result of dividends payable in kind.

                               Page 4 of 10 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)

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As contemplated by the Process Agreement described in Item 6, on October 23,
2002 BHC acquired 63,000 shares of Series B Preferred Stock together with the Class A Warrant and Class B Warrant described in Item 5 from four institutional investors and their affiliates for a purchase price of $72,658,868.57. On October 31, 2002 BHC put the Series B Preferred Stock to Parent and Parent transferred such Preferred Stock to BHC. On November 1, 2002 BHC converted 1,321 shares of the Series B Preferred Stock into 14,677,631 shares of Common Stock of the Issuer. Subsequently, BHC transferred all of its interests in Common Stock, Series A Preferred Stock, Series B Preferred Stock and warrants to purchase Common Stock of the Issuer to Owner.

Other than as described herein in Items 4 and 6, neither Owner, BHC nor Parent presently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - 4(j) of Schedule 13D, although each reserves the right to develop such plans.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Except as set forth herein, neither Owner, BHC, Parent, nor, to the best of the knowledge of Owner, BHC and Parent, any director or executive officer of Owner, BHC or Parent beneficially owns any other shares of Common Stock of the Company.

     (a) Owner, BHC and Parent beneficially own an aggregate of 18,177,631 shares of Common Stock, which constitute approximately 51% of the total number of presently outstanding shares of Common Stock. Owner, BHC and Parent also each beneficially own the right to acquire up to 1,300,000 more shares of Common Stock pursuant to the Warrant. In addition, Owner, BHC and Parent each beneficially own 83,705 shares of Series A Preferred Stock presently convertible into 7,609,545 shares of Common Stock, and 61,679 shares of Series B Preferred Stock presently convertible into 685,315,369 shares of Common Stock. Owner, BHC and Parent also each beneficially own the right to acquire up to 808,686 shares of Common Stock pursuant to the Class B Warrant. The Class A Warrant will not become exercisable until November 24, 2004. The number of shares of Common Stock into which the Class A Warrant is exercisable will be between 0 and 1,500,000, depending on the market price of Common Stock on November 24, 2004. Assuming the exercise of the Warrant and the Class B Warrant and the conversion of the shares of Series A and Series B Preferred Stock, Owner, BHC and Parent would each beneficially own 713,211,232 shares of Common Stock, which would constitute approximately 97% of the outstanding shares of Common Stock.

     (b) Owner, BHC and Parent share the power to vote and dispose of the Shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

                               Page 5 of 10 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)

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ITEM 6. CONTRACTS OR ARRANGEMENTS WITH RESPECT TO ISSUER SECURITIES.

In addition to the agreement documenting the Acquisition described in Item 4 above, BHC has entered into the following contracts or arrangements with the Company and others with respect to the Company's securities:

The Series A Preferred Stock

Owner holds 83,705 shares of Series A Preferred Stock, which are presently convertible at the option of Owner. The shares will automatically convert into Common Stock on December 17, 2004 or upon other specified events, if not otherwise already converted. The conversion price at which shares of Common Stock will be deliverable upon conversion without the payment of additional consideration by Owner is $11.00 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, and reclassification, exchange or substitution. There is a 6% dividend payable annually in kind on the shares of Series A Preferred Stock. Accordingly, if Owner does not convert any shares prior to December 17, 2004, on such date it would own 99,693 shares of Series A Preferred Stock as a result of the additional shares of Series A Preferred Stock issued in payment of the 6% annual dividend; such 99,693 shares would automatically convert into 9,063,000 shares of Common Stock on such date.

The Warrant

The Warrant entitles Owner to purchase up to 1,300,000 shares of Common Stock at any time prior to May 27, 2006 at 5:00 p.m. at a purchase price of $4.60 per share, subject to adjustment from time to time in the event of cash dividends, stock dividends, stock subdivisions, stock splits, stock combinations or reverse stock splits. Pursuant to the Process Agreement described below, BHC and Parent have agreed not to exercise the Warrant unless the Plan of Complete Liquidation and Dissolution of the Company is not carried out as contemplated by the Process Agreement.

Registration Rights Agreement

Owner and the Company are parties to a Registration Rights Agreement whereby the Company has granted certain demand and piggyback rights to Owner.

Voting Agreement

BHC is a party to a Voting Agreement with certain other stockholders of the Company pursuant to which all parties agree to vote all of their Common Stock of the Company in favor of one BHC-nominated director. In addition, BHC agrees to vote all of its Common Stock of the Company in favor of the nominees for director recommended by the Company's nominating committee.

Relationship Restructuring

On November 24, 1999, BHC and the Company entered into a Put Agreement whereby BHC agreed to issue Put Rights in connection with the private placement by the Company of $63,000,000 aggregate principal amount of Series B Preferred Stock, warrants to purchase common stock of Company, and Put Rights. Each Put Right entitles the holder to cause Parent to

                               Page 6 of 10 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)

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purchase the shares of Series B Preferred Stock during a specified time frame at a price equal to the original purchase price of the Series B Preferred Stock plus a specified rate of return. The Put Right is exercisable by holders at any time between November 24, 2002 and November 24, 2004, unless earlier terminated as provided in the Put Certificate. In addition, Parent and the Company entered into a Side Letter whereby the conversion price of the Series B Preferred Stock is to be adjusted downward per the terms of the Side Letter in the event of a put to Parent of the Series B Preferred Stock by the holders.

Process Agreement

On October 16, 2002 BHC and Parent entered into a Process Agreement with the Company pursuant to which the Company's Board of Directors approved a Plan of Complete Liquidation and Dissolution and BHC and Parent agreed that, notwithstanding the liquidation preference of the holders of Series A Preferred Stock and Series B Preferred Stock in the aggregate amount of approximately $151 million, the holders of the Company's common stock (other than BHC, Parent and their affiliates) would be entitled to receive a cash distribution in an amount of $0.05 per share (but not to exceed an aggregate amount of $872,026 to all holders of our common stock). BHC and Parent also agreed to acquire all of the Company's Series B Preferred Stock, together with associated warrants, from eight institutional investors. The Series B Preferred Stock is subject to certain put rights described below granted by Parent on November 24, 1999, pursuant to which Parent is obligated to purchase such shares, at the option of the holders of such shares. BHC and Parent also agreed to cause the exercise of the put rights in full no later than immediately prior to the record date for stockholder consent to the Company's Plan of Complete Liquidation and Dissolution. In consideration of the benefits afforded to the Company and the holders of its common stock (other than BHC, Parent and their affiliates) the Company agreed to the acceleration of the exercisability of the put rights, and, that pursuant to the terms of a Side Letter Agreement dated November 24, 1999, among Parent, the Company and certain other parties, the conversion price of the Series B Preferred Stock in the hands of BHC, Parent and their affiliates following the exercise of the put rights would be adjusted to a price of $0.09 per share. BHC and Parent agreed to cause the conversion into common stock of the number of shares of the Series B Preferred Stock required for BHC, Parent and their affiliates to hold a majority of the outstanding shares of the Company's common stock, and further agreed to cause the execution of a written consent approving the Company's Plan of Complete Liquidation and Dissolution. The remaining Series B Preferred Stock and all of the Series A Preferred Stock will not be converted to common stock and will retain their liquidation preference, which will allow BHC, Parent and their affiliates to receive substantially all of the assets of the Company, other than the distribution of $0.05 per share of Company common stock and other than a contingency reserve to satisfy current and anticipated liabilities. The Process Agreement also provides that immediately after the approval of the Board of Directors of the Company of the Plan of Complete Liquidation and Dissolution and certain other matters, Victor W. Schmitt will be appointed to the Board of Directors of the Company.

The Series B Preferred Stock

Owner holds 61,679 shares of Series B Preferred Stock, which are presently convertible at the option of Owner. The shares will automatically convert into Common Stock on November 24, 2006, if not otherwise already converted. The conversion price at which shares of Common Stock

                               Page 7 of 10 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)

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will be deliverable upon conversion without the payment of additional consideration by Owner is $0.09 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, and reclassification, exchange or substitution. There is a 3% dividend payable semi-annually in cash. If Owner does not convert any shares prior to November 24, 2006, on such date such shares would automatically convert into 685,315,369 shares of Common Stock.

The Class A Warrant

The Class A Warrant entitles Owner to purchase shares of Common Stock beginning on November 24, 2004 and ending on December 16, 2004 at a purchase price of $0.04 per share, subject to adjustment from time to time in the event of cash dividends, stock dividends, stock subdivisions, stock splits, stock combinations or reverse stock splits. The number of shares of Common Stock into which the Class A Warrant is exercisable will be between 0 and 1,500,000, depending on the market price of Common Stock on November 24, 2004. Pursuant to the Process Agreement described below, BHC and Parent have agreed not to exercise the Class A Warrant unless the Plan of Complete Liquidation and Dissolution of the Company is not carried out as contemplated by the Process Agreement.

The Class B Warrant

The Class B Warrant entitles Owner to purchase up to 808,686 shares of Common Stock at any time prior to December 16, 2004 at a purchase price of $11.129 per share, subject to adjustment from time to time in the event of cash dividends, stock dividends, stock subdivisions, stock splits, stock combinations or reverse stock splits. Pursuant to the Process Agreement described below, BHC and Parent have agreed not to exercise the Class B Warrant unless the Plan of Complete Liquidation and Dissolution of the Company is not carried out as contemplated by the Process Agreement.

Securities Agreement

The Series B Preferred Stock was issued to the original institutional investor holders thereof pursuant to a Securities Agreement, dated November 24, 1999. Under that agreement, which was assigned to BHC in connection with the acquisition by BHC of the Series B Preferred Stock, the holders of the Series B Preferred Stock are entitled to the benefit of certain covenants and consent rights relating to certain significant transactions by the Company. The rights under the Securities Agreement are currently held by Owner.

Except as set forth above, to the best knowledge of Owner, BHC and Parent, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 above, or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

                               Pages 8 of 10 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)

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ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 7.1* Acquisition Agreement dated February 18, 1999, by and among the Company, BHC and Sub (incorporated by reference to Annex A of the Proxy Statement contained in the Schedule 14-A filed by the Company) (Commission File No. 000-19153) on April 13, 1999.

EXHIBIT 7.2* Common Stock Purchase Warrant for 5,200,000 shares of Common Stock of Nexell Therapeutics Inc.

EXHIBIT 7.3       Omitted

EXHIBIT 7.4       Omitted

EXHIBIT 7.5* Registration Rights Agreement, dated December 17, 1997, by and between BHC and the Company.

EXHIBIT 7.6* Voting Agreement, dated December 17, 1997, by and between BHC, Lindsay A. Rosenwald, M.D., Paramount Capital Asset Management Inc., Donald Drapkin, Richard L. Dunning, Laurence D. Fink and Eric A. Rose.

EXHIBIT 7.7* Put Agreement, dated November 24, 1999, by and between Parent and the Company.

EXHIBIT 7.8*      Form of Put Certificate held by the Investors.

EXHIBIT 7.9* Side Letter dated November 24, 1999, by and between Parent and the Company.

EXHIBIT 7.10* Process Agreement dated October 16, 2002, by and among the Company, BHC and Parent.

EXHIBIT 7.11 Form of Class A Warrant (filed as Exhibit 10.47 to the Company's Current Report on Form 8-K filed December 7, 1999 and incorporated herein by reference).

EXHIBIT 7.12 Class B Warrant (filed as Exhibit 10.48 to the Company's Current Report on Form 8-K filed December 7, 1999 and incorporated herein by reference).

EXHIBIT 7.13 Securities Agreement dated as of November 24, 1999 among the Company and the Purchasers named in Schedule I thereto (filed as Exhibit 2.6 to the Company's Current Report on Form 8-K filed December 7, 1999 and incorporated herein by reference).

------------------------------
*  Previously Filed

                               Page 9 of 10 Pages

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CUSIP No. 65332H104 (Previous CUSIP No.: 927186106)

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                                S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2002

                                           BAXTER HEALTHCARE CORPORATION


                                           By:  /s/ Jan Stern Reed
                                                ------------------------------
                                                Jan Stern Reed
                                                Secretary

                                           BAXTER INTERNATIONAL INC.


                                           By:  /s/ Jan Stern Reed
                                                ------------------------------
                                                Jan Stern Reed
                                                Corporate Secretary

                                           BIOSCIENCE 2002 LLC


                                           By:  /s/ Jan Stern Reed
                                                --------------------------
                                                Jan Stern Reed
                                                Secretary

                              Page 10 of 10 Pages